UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-02419

COMMONWEALTH BANK OF AUSTRALIA
(A.B.N. 48 123 123 124)
(Exact Name of Registrant as Specified in Its Charter)

48 Martin Place
Sydney, New South Wales 1155
Commonwealth of Australia
(+61-2) 9378 2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Commonwealth Bank of Australia Ordinary Shares
8.5% Subordinated Notes Series A due 2010
(Title of each class of securities covered by this Form)

     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☑	Rule 12h-6(d)	☐

(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☑	Rule 12h-6(i)	☐

(for debt securities)		(for prior Form 15 filers)

PART I.
Item 1. Exchange Act Reporting History
     A. Commonwealth Bank of Australia (the “Bank”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on March 19, 1997.
     B. The Bank has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding rules of the Securities and Exchange Commission for the 12 months preceding the filing of this Form and has filed at least one annual report under Section 13(a) of the Exchange Act.
Item 2. Recent United States Market Activity
     The Bank’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 on June 1, 2000.
Item 3. Foreign Listing and Primary Trading Market
     A. The primary trading market for the Bank’s ordinary shares is the Australian Stock Exchange in Australia.
     B. The Bank’s ordinary shares were initially listed on the Australian Stock Exchange on September 12, 1991. The Bank has maintained a listing of the ordinary shares on the Australian Stock Exchange for the 12 months preceding the filing of this Form.
     C. For the twelve-month period ending on May 4, 2007, 99.50% of the trading volume in the Bank’s ordinary shares occurred in Australia on the Australian Stock Exchange
Item 4. Comparative Trading Volume Data
     A. The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are May 5, 2006, and May 4, 2007.
     B. During that period, the average daily trading volume of the Bank’s ordinary shares in the United States and on a worldwide basis was 10,602 shares and 2,955,964 shares, respectively.
     C. For the same recent 12-month period, the average daily trading volume of the Bank’s ordinary shares in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis was 0.36%. For the twelve-month period ending on May 4, 2007, 0.50% of the trading volume in the Bank’s ordinary shares occurred in the United States. However, due to the fact that the United States “over-the-counter” market traded on 365 days during this period and the Australian Stock Exchange traded on 253 days, the percentage of average daily trading volume in the United States is less than 0.50%.
     D. The Bank’s ordinary shares are not, nor have they ever been, listed on a national securities exchange or inter-dealer quotation system in the United States. Accordingly, the Bank has not delisted the Bank’s ordinary shares from any such exchange or quotation system.
     E. The Bank has not terminated its sponsored Rule 144A restricted American depositary receipt facility relating to the Bank’s ordinary shares.
     F. The sources of the trading volume information used for determining whether the Bank meets the requirements of Rule 12h-6 under the Exchange Act were (i) Bloomberg L.P. with respect to the trading volume of the Bank’s ordinary shares on the Australian Stock Exchange and the “over-the-counter” market in the United States and (ii) The Bank of New York with respect to the trading volume of the Bank’s ordinary shares through the Bank’s Rule 144A restricted American depositary receipt facility. The Bank relied on Bloomberg L.P. because the Bank believes that Bloomberg L.P. is a reliable source of trading volume information for the exchange and the market referred to in (i) above. Bloomberg L.P is an Australian Stock Exchange Information Vendor who distributes data on behalf of the exchange. Trading volume information for the “over-the-counter” market in the United States was not available directly from the market because the Bank’s ordinary shares are not quoted on any “over-the-counter” quotation service, such as the Pink Sheets Electronic Quotations Service or OTC Bulletin Board. The Bank relied on The Bank of New York because the Bank believes that The Bank of New York, as depositary under the Bank’s Rule 144A restricted American depositary receipt facility, is a reliable source of trading volume information with respect to the ordinary shares of the Bank traded through the facility and because trading volume information with respect to the Rule 144A restricted American depositary receipt facility was not available from Bloomberg L.P. or other sources known to the Bank.
Item 5. Alternative Record Holder Information
     Not applicable.
Item 6. Debt Securities
     As of May 4, 2007, there were 11 record holders on a worldwide basis of the Bank’s 8.5% Subordinated Notes Series A due 2010.
Item 7. Notice Requirement
     A. The Bank published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate the registration of the Bank’s ordinary shares under Section 12(g) of the Exchange Act and its duty to file reports under Section 13(a) or 15(d) of the Exchange Act on May 9, 2007.
     B. The notice was disseminated in the United States via the Bloomberg and Reuters news wire services, both of which confirmed to the Bank that the notice would be distributed through their news wires in the United States. In addition, the Bank submitted a copy of the notice to the Securities and Exchange Commission under cover of a Form 6-K on May 14, 2007.
Item 8. Prior Form 15 Filers
     Not applicable.
PART II.
Item 9. Rule 12g3-2(b) Exemption
     The website on which the Bank will publish the information required under Rule 12g3-2(b)(1)(iii) is http://shareholders.commbank.com.au/group_display/.
PART III.
Item 10. Exhibits
     None.

Item 11. Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, Commonwealth Bank of Australia has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Commonwealth Bank of Australia certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

COMMONWEALTH BANK OF AUSTRALIA
By:	/s/ David Craig
	Name:	David Craig
	Title: Date:	Chief Financial Officer June 4, 2007